[Whittier Letterhead]

December 22, 2004

Via EDGAR Electronic Transmission
and Facsimile: (202) 942-9528

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Alex Shukhman

  Re:
  Whittier Energy Corporation
  Registration Statement on Form SB-2
  File No. 333-119048

Ladies and Gentlemen:

        Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Whittier Energy Corporation ("Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form SB-2 ("Registration Statement") so that it will become effective Monday, December 27, 2004, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

        Registrant is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. Registrant hereby acknowledges that if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement. Registrant also acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. Furthermore, Registrant acknowledges that it may not assert such action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Dallas Parker (telephone: (713) 951-5800; facsimile (832) 397-8110).

Very truly yours,
WHITTIER ENERGY CORPORATION
By:	/s/ MICHAEL B. YOUNG Michael B. Young Chief Financial Officer

cc: Dallas Parker, Esq.